SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 8, 2002

Banco Santiago

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTIAGO

TABLE OF CONTENTS

(Free translation from the Spanish)

THE BOARD OF DIRECTORS OF SANTIAGO AND SANTANDER SUMMON SHAREHOLDERS TO SHAREHOLDERS' MEETING TO APPROVE MERGER

Santiago, Chile, June 27, 2002. Santander Central Hispano informs that today the U.S. Securities and Exchange Commission (SEC) declared effective the registration statement relating to the shares to be issued by Banco Santiago in connection with the merger with Banco Santander-Chile.

Having received the respective authorization from the Superintendency of Banks and Financial Institutions of Chile (*Superintendencia de Bancos e Instituciones Financieras*) (SBIF) and the SEC, each of Banco Santiago and Banco Santander-Chile will convoke their respective extraordinary shareholders' meeting to submit the merger of both entities to their approval.

The proposed merger will be effected through the incorporation of the shareholders' equity and shareholders of Banco Santander into Banco Santiago.

Shareholders' Meetings:

Both Shareholders' meetings will consider the approval of the audited financial statements of both banks for the year ended December 31, 2001, as well as the valuation of both entities prepared by the independent investment banks, upon which the board of directors of both entities determined that the assets, liabilities and shareholders' equity contribution of Banco Santander-Chile represents 47.5% of the bank resulting from the merger.

Based on this exchange ratio, Banco Santiago will issue 89,511.9 million shares, to be issued to Banco Santander-Chile shareholders at the ratio of 3.55366329 shares for every one Banco Santander-Chile share.

Additionally, Banco Santiago shareholders' meeting will consider the amendment of the By-laws of the bank, which includes the change of name to Banco Santander-Chile

For its part, Santander-Chile Shareholders' meeting will consider the dissolution of the bank as a result from its integration into Banco Santiago, and the approval of the restated by-laws of the absorbing bank.

Both shareholders' meetings will be informed about the plan of sale of assets of the merged entity.

The shareholders' meetings mark an important milestone in the process that started last April 17, after Grupo Santander Central Hispano acquired 34.45% of the capital stock of Banco Santiago which the Central Bank held since 1997.

With the merger of Santiago and Santander, Chile will have one of the leading and more efficient financial groups in Latin America, with greater capacity to offer an integrated service to its clients and a new investment opportunity in the country to international institutional investors.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Banco Santiago that will contain detailed information about the company and management, as well as financial statements.

Banco Santiago has filed a registration statement with the U.S. Securities and Exchange Commission relating to the ordinary shares to be offered to Banco Santander-Chile shareholders in the United States in connection with the merger with Banco Santiago. The registration Statement was declared effective on June 27, 2002.

(free translation from the Spanish)

Santiago, June 27, 2002
BS/322/02

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions

Mr. Superintendent,

I hereby inform you that the Board of Directors of this institution, at the meeting held on June 18, 2002, approved calling an Extraordinary Shareholders Meeting to be held on July 18, 2002, at 16:00, at the Auditorium of the Santiago Chamber of Commerce, Monjitas 392, 2nd floor, for the following purposes:

1. To approve the merger by absorption of Banco Santander-Chile into Banco Santiago on the terms and conditions set forth in the Plan of Merger approved at the Board of Directors' meeting held on May 7, 2002. As a consequence of the merger, Banco Santiago will, as the surviving entity, acquire the assets and assume the liabilities of Banco Santander-Chile, will succeed Banco Santander-Chile in all of its rights and obligations and will incorporate the equity and shareholders of Banco Santander-Chile into Banco Santiago. The following matters will be submitted for shareholder approval:

a) approval of the conditions established by the Chilean Superintendency of Banks and Financial Institutions in its Resolution No. 47, issued on May 16, 2002, regarding the merger of Banco Santiago and Banco Santander-Chile;

b) approval of the audited financial statements of Banco Santiago and of Banco Santander-Chile as of December 31, 2001, the relevant external auditor's reports and the expert's reports, prepared in accordance with Article 99 of the Chilean Companies Law;

c) approval of the terms of exchange for the merger of both banks, reflecting that Banco Santiago will constitute 52.5% and Banco Santander-Chile will constitute 47.5% of the assets, liabilities and equity of the merged entity;

d) approval of the exchange of the outstanding shares of Banco Santander-Chile for shares that Banco Santiago will issue for this purpose. Each common share of Banco Santander-Chile will be exchanged for 3.55366329 Banco Santiago shares;

e) approval of the effectiveness of the merger for accounting purposes as of January 1, 2002, after all legal requirements have been fulfilled;

f) approval of the amendment of Banco Santiago's By-laws to increase the nominal capital and the number of ordinary shares of Banco Santiago to 188,446,126,794 (article 5°); amendment of the following articles of the By-laws: article 2° (opening of branches and agencies), article 19° (separate election of principal and alternate directors), article 21° (filling of vacancies of directors), article 25° (resolution of tie votes), article 26° (related party transactions), article 29° (powers of the board of directors), article 30° (powers of the president), article 48° (annual balance sheet, financial statements and inventory) and article 50° (bank's dissolution); addition of new articles concerning the mandatory and voluntary dissolution of the bank; removal of the following articles from the By-laws: article 33° (sub-managers), article 35° (prohibitions concerning transactions by employees), article 36° (loans to employees), article 37° (branch offices' managers), article 51° (voluntary liquidation of the bank) and the transitory provisions concerning Central Bank of Chile's former ownership interest in the bank; and addition of the required transitory provisions concerning the merger and the capital increase of the bank;

g) approval of the change of name of Banco Santiago to "Banco Santander-Chile" (amendment of article 1° of the By-laws);

h) approval of all the actions to be carried out before the SEC, other regulatory agencies and the NYSE, in order to materialize the exchange of Banco Santander-Chile ADSs for Banco Santiago ADSs;

i) approval of the amended and restated By-laws of Banco Santiago as the By-laws of the merged entity; and

j) adoption of all other resolutions deemed necessary to accomplish the merger.

2. To revoke and elect all of the regular and alternate directors of Banco Santiago.

3. To fix the remuneration of the Directors.

4. To inform the shareholders' meeting about the plan of sale of part of the assets of Banco Santiago after the merger.

5. To grant the powers of attorney necessary to effectuate these transactions, including the appointment of persons authorized to transcribe the minutes of the meeting into a public deed; to execute the instruments that may be required in order to bring the merger to fruition and to consummate any adopted agreement; to deliver, receive and effect the transfer of properties and assets of Banco Santander-Chile and to undertake any other necessary acts; to request and obtain the approval of the resolutions adopted from the Chilean Superintendency of Banks and Financial Institutions and other regulatory entities, and to accept on behalf of the shareholders, by execution of public deed, any suggestions which the Chilean Superintendency of Banks may indicate with regard to the resolutions adopted at the meeting called by this means.

It is expected that the first notice of the Extraordinary Shareholders' Meeting will be published in the newspaper El Mercurio this coming Monday, July 1st. A copy of such notice will be timely sent to the Superintendency.

Kind regards,

MARIO PEREZ CUEVAS
Subrogating General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Banco Santiago

Date: July 2, 2002

By:

Name: Juan Pedro Santa María
Title: General Counsel